February 6, 2018

Dear Fellow AmerisourceBergen Shareholders,

We urge you to vote FOR the following three resolutions at the annual meeting for AmerisourceBergen Corporation (NYSE:ABC) on March 1, 2018, regarding board oversight of the company’s role in the opioid crisis:

•         The Independent Chair Proposal (Item 5) submitted by the International Brotherhood of Teamsters

•         The Clawback Disclosure Proposal (Item 7) submitted by the UAW Retiree Medical Benefits Trust and the Connecticut Retirement Plans and Trust Funds, and

•         The Board Report Proposal (Item 8) requesting a report on how the board is addressing opioid-related business risks submitted by the Sisters of

St. Francis of Philadelphia, Trinity Health, JLens Investor Network and Missionary Oblates OIP Investment Trust.

These reforms were recommended to AmerisourceBergen by the Investors for Opioid Accountability (IOA), a diverse coalition that includes state treasurers, publicly elected comptrollers, asset managers, faith-based, public and labor funds.  We are members of the IOA, which was established in response to concerns for the threats to shareholder value stemming from the opioid crisis.

AmerisourceBergen Faces mounting financial, Legal, and reputational risks

As one of the top three drug wholesale distributors in the United States, AmerisourceBergen faces substantial financial, legal, and reputational risks stemming from allegations that it helped fuel the nation’s opioid epidemic, by failing to identify, report, and prevent the filling of suspicious drug orders, as required by law.

The company is defending against hundreds of lawsuits filed on behalf of public and private parties affected by the crisis alleging that AmerisourceBergen failed in its legal responsibilities; and responding to inquiries from Congress and a coalition of 41 state attorneys general regarding its distribution practices.  These developments have industry watchers drawing parallels to the tobacco litigation of two decades ago and the master settlement, which cost the cigarette industry hundreds of billions of dollars. Already, in early 2017, AmerisourceBergen agreed to a potentially precedent setting $16 million settlement with the state of West Virginia relating to its role in distributing opioids.

According to Pulitzer prize-winning reporting in The Charleston Gazette-Mail, AmerisourceBergen distributed over 132 million hydrocodone and oxycodone pills between 2007 and 2012 to West Virginian pharmacies, enough to supply approximately 72 pills for every adult and child in the state. Additionally, AmerisourceBergen recently purchased H.D. Smith, a smaller distributor that the U.S. House Committee on Energy and Commerce recently identified as having, in a single year, shipped 3,000 hydrocodone pills per day to a West Virginian town with only 1,800 residents.

Preventing the diversion of controlled substances to illicit markets is core to drug distributors’ operational mandate, so the growing concern that AmerisourceBergen may have distributed excessive quantities of prescription opioids creates the potential for a corporate crisis. Against this backdrop, we believe that the following governance reforms are urgently required.

We urge you to VOTE FOR AN INDEPENDENT BOARD CHAIR (Item #5)

Investors may disagree about whether an independent board chair is considered the best practice governance arrangement for all companies.  However, independent board leadership is clearly at a premium when a company is in the midst of the kind of scrutiny and pressure facing AmerisourceBergen.

Independent board leadership assures shareholders that their interests are being safeguarded as the company navigates challenges. It also helps ensure that the board is properly informed and willing to ask difficult questions of corporate management. Even with robust responsibilities, relying on a lead independent director is insufficient, in our view, because the ultimate responsibility for board leadership remains with CEO and Chair Steven Collis.

All of this makes the board’s decision to recombine the two roles in 2016, after they had been separate for over a decade, particularly troubling. AmerisourceBergen was not only already facing regulatory and legal risks from its role in the opioid crisis, but it was under criminal investigation for its compliance practices at a subsidiary previously led by Steven Collis, AmerisourceBergen Specialty Group (“ABSG”).  While Collis headed ABSG, a pre-filled cancer drug program operated without the required FDA registration and distributed misbranded drugs -- compliance failures that were settled in fiscal 2017 for $885 million, including $260 million in criminal penalties. Regardless of whether the compliance failures reflect on Collis’ record as an executive, they underscore the need to have strong, independent board leadership.

We urge you to VOTE FOR CLAWBACK DISCLOSURE (Item #7).

The effectiveness of a clawback policy is strengthened if shareholders can monitor its implementation.  Disclosing when an executive recoupment policy has been triggered should not be a controversial issue; it not only enhances existing executive pay disclosure, but reinforces a culture of accountability, which is critical at companies facing AmerisourceBergen’s challenges. Yet AmerisourceBergen has failed to implement this reform, unlike its two principal competitors McKesson and Cardinal Health, which have adopted enhanced disclosure policies.  The proposal’s request for greater transparency does not limit the board’s discretion to decide whether to claw back pay due to misconduct or pursue other avenues to address misconduct, but merely allows shareholders to be informed as to whether the board has taken action and used the clawback.

We urge you to VOTE FOR A REPORT ON BOARD ACCOUNTABILITY FOR OPIOID BUSINESS RISKS (Item #8).

This proposal asks the independent directors of the board to disclose what governance measures they have taken since 2012 to mitigate opioid related risks in a report provided to investors by September 30, 2018. Specifically, the report should include information about (1) board level responsibility for opioid risk oversight, (2) how it considers compensation incentives relative to opioid business goals, and (3) compliance and reporting policies and processes around anti-diversion practices.

Thank you for your support,

Carin Zelenko

Director, Capital Strategies

International Brotherhood of Teamsters

Meredith Miller

Chief Corporate Governance Officer

UAW Retiree Medical Benefits Trust

Christine Shaw

Assistant Treasurer for Policy

Office of Connecticut State Treasurer

Connecticut Retirement Plans and Trust Funds

Tom McCaney

Associate Director, CSR

Sisters of St. Francis, Philadelphia

Cathy Rowan

Director, Socially Responsible Investments

Trinity Health

Joshua Ratner

Director of Advocacy

JLens Investor Network

Seamus Finn OMI

Missionary Oblates OIP Investment Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to AmerisourceBergen’s instructions.